EXHIBIT 21
List of Subsidiaries of Consolidated Communications Holdings, Inc.

Subsidiary	State of Incorporation
Consolidated Communications, Inc.	Illinois
Illinois Consolidated Telephone Company	Illinois
Consolidated Communications Acquisition Texas, Inc.	Delaware
Consolidated Communications Ventures Company	Delaware
Consolidated Communications of Texas Company	Texas
Consolidated Communications of Fort Bend Company	Texas
Consolidated Communications Services Company	Texas
Consolidated Communications Telecom Services of Texas Company	Texas
Consolidated Communications Transport Company	Texas
Consolidated Communications Network Services, Inc.	Delaware
Consolidated Communications Operator Services, Inc.	Delaware
Consolidated Communications Business Systems, Inc.	Delaware
Consolidated Communications Mobile Services, Inc.	Delaware
Consolidated Communications Public Services, Inc.	Illinois
Consolidated Communications Market Response, Inc.	Illinois
East Texas Fiber Line, Incorporated (63% ownership)	Texas